UNITED STATES
SECURITIES	AND EXCHANGE COMMISSION
Washington. D.C. 20549
Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR I5d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2005

Novogen Limited
140 Wicks Road, North Ryde, NSW, 2113, Australia
(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F v Form 40-F
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934. Yes   No
[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):
	82- ________________	.1
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
Date 24 February, 2005  By /s/Ronald Lea Erratt Company Secretary


ASX & MEDIA RELEASE
25 FEBRUARY, 2005

NOVOGEN LIMITED APPOINTS NEW DIRECTOR

Listed pharmaceutical company, Novogen Limited
(ASX: Novogen Nasdaq: NVGN)  has appointed
Mr Geoffrey Leppinus as a Non-executive Director of the Company.

Mr Leppinus is a former Senior Advisory and Audit Partner with the international accounting firm KPMG and has over 30 years' experience in professional accounting, audit and finance.

Novogen Chairman, Mr Philip Johnston, said Mr Leppinus would bring a vast knowledge of finance and commercial experience to the Board.

"Geoff Leppinus has considerable experience in all aspects of large public company finance and this experience and knowledge will be a welcome addition to the Board as the Company continues the commercialisation and internationalisation of its activities," Mr Johnston said.

Mr Leppinus joins a board comprising Non-executive
Chairman Mr Philip Johnston, Managing Director
Mr Christopher Naughton, Executive Director Dr Graham Kelly, and Non-executive Directors Professor Paul Nestel AO,
Dr Leanna Read and Mr Peter Simpson.
He will become an independent director on the Audit Committee of the Company.

Novogen has an international business in the research and development of drugs derived from its phenolic technology platform. The Company manages its research and development programs utilising the expertise and clinical research capabilities of universities and hospitals in Australia, the US and other key international locations.
The Novogen group of companies includes the listed subsidiary Marshall Edwards Inc. (Nasdaq: MSHL LSE-AIM:MSH).

More information on the Novogen Group can be found at www.marshalledwardsinc.com and www.novogen.com .


Statements included in this press release that are not historical in nature are forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation
Reform Act of 1995. You should be aware that our actual results could differ materially from those contained in the forward-looking statements, which are based on managements current expectations and are subject to a number of risks and uncertainties, including, but not limited to, our failure to successfully commercialize our product candidates; costs and delays in the development and/or FDA approval, or the failure to obtain such approval, of our product candidates; uncertainties in clinical trial results; our inability to maintain or enter into, and the risks resulting from our dependence upon, collaboration or contractual arrangements necessary for the development, manufacture, commercialization, marketing, sales and distribution of any products;
competitive factors; our inability to protect our patents or proprietary rights and obtain necessary rights to third party patents and intellectual property to operate our business; our inability to operate our business without infringing the patents and proprietary rights of others; general economic conditions; the failure of any products to gain market acceptance;
our inability to obtain any additional required financing; technological changes; government regulation; changes in industry practice; and one-time events. We do not intend to update any of these factors or to publicly announce the results of any revisions to these forward-looking statements.

CONTACT: US-Australia: Mr Christopher Naughton,
CEO, Novogen Limited, + 61.2.9878 0088